UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2016

Commission file number 001-37569

Strongbridge Biopharma plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Introduction

As used herein, “Strongbridge Biopharma”, the “Company” and “we”, “our” or “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

Strongbridge Biopharma plc’s unaudited consolidated financial statements contained in this Report on Form 6-K are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Current Report on Form 6-K titled “Business,” “Update to Risk Factors,” and “Management Discussion and Analysis of Financial Condition and Results of Operations.”  All statements, other than statements of historical facts, contained in this Current Report on Form 6-K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward‑looking statements, although not all forward‑looking statements contain these identifying words. These forward‑looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward‑looking statements include statements regarding:

•

the timing, progress and results of clinical trials for our product candidates, including statements regarding the timing of initiation and completion of clinical trials, enrollment of patients, dosing of subjects and the period during which the results of the clinical trials will become available;

•	the timing, scope or likelihood of regulatory filings and approvals for our product candidates;
•	our ability to successfully commercialize our product candidates;
•	potential benefits of the clinical development and commercial experience of our management team;
•	our ability to effectively market any product candidates that receive regulatory approval with a small, focused sale force;
•	potential development and commercial synergies from having multiple product candidates for related indications;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our expectation regarding the safety and efficacy of our product candidates;
•	the potential clinical utility and benefits of our product candidates;

•	our ability to advance our product candidates through various stages of development, especially through pivotal safety and efficacy trials;
•	our estimates regarding the potential market opportunity for our product candidates;
•	our expectations related to the use of proceeds from this offering;
•	our strategy to in‑license, acquire and develop new product candidates and our ability to execute that strategy;
•	developments and projections relating to our competitors or our industry;
•	our ability to become profitable;
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our ability to secure additional financing when needed on acceptable terms;
•	the impact of government laws and regulations in the United States and foreign countries;
•	the implementation of our business model, strategic plans for our business, product candidates and technology;
•	our intellectual property position;
•	our ability to rely on orphan drug designation for market exclusivity;
•	our ability to attract or retain key employees, advisors or consultants; and
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward‑looking statements we make. As a result, any or all of our forward‑looking statements in this Current Report on Form 6-K may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Current Report on Form 6-K, particularly in the section of this Current Report on Form 6-K titled “Update to Risk Factors,” that we believe could cause actual results or events to differ materially from the forward‑looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward‑looking statements, and you should not place undue reliance on our forward‑looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‑looking statements we may make. Our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Business

We are a biopharmaceutical company focused on the development, in licensing, acquisition and eventual commercialization of multiple complementary products and product candidates within franchises that target rare diseases. Our primary focus has been to build our rare endocrine franchise, which includes product candidates for the treatment of endogenous Cushing’s syndrome and acromegaly, two rare diseases with a high unmet need for innovative treatment options. Given the well identified and concentrated prescriber base addressing our target markets, we believe we can use a small, focused sales force to effectively market our products, if approved, in the United States, the

European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant clinical development and commercial experience of key members of our management team. We also intend to identify and in license or acquire products or product candidates that would be complementary to our existing rare endocrine franchise or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Our rare endocrine franchise includes two product candidates: (i) COR-003 (levoketoconazole), a cortisol synthesis inhibitor, in Phase 3 clinical development for the treatment of endogenous Cushing’s syndrome and (ii) COR-005, a novel SSA, in Phase 2 clinical development for the treatment of acromegaly.

Recent Developments

On May 12, 2016, we held our inaugural Annual General Meeting of Shareholders (“AGM”) in Dublin, Ireland.  Described below are the matters voted upon at the AGM and the number of votes for and against, abstentions and broker non-votes, as applicable.

Proposal No. 1 – Re-election of Class I Directors.  Each of the directors elected at the AGM will serve a three-year term until the conclusion of the Company’s 2019 annual general meeting and until such time as their successors are duly elected and qualified.

	Votes For	Votes Against	Abstain	Broker Non-Votes
Mårten Steen, M.D., Ph.D.	14,692,998	7,937	100	32,194
Hilde H. Steineger, Ph.D.	14,696,435	4,500	100	32,194

Proposal No. 2 – Authorization to Determine the Remuneration of the Auditors – approved. Shareholder were asked to vote to authorize the board of directors, acting through its Audit Committee, to determine the remuneration of Ernst & Young, the Company’s independent auditors.

Votes
For	14,729,307
Against	3,572
Abstain	350

On April 28, 2016, we executed an agreement (the “Settlement Agreement”) with Antisense Therapeutics (“Antisense”) to terminate the exclusive license agreement (the “Antisense License Agreement”) that we and Antisense entered into in May 2015.  The Antisense License Agreement provided us with development and commercialization rights to Antisense’s product candidate, ATL1103, for endocrinology applications (specifically excluding the treatment of any form of cancer and the treatment of any complications of diabetes). Pursuant to the terms of the Settlement Agreement, we have made a one-time payment of approximately $770,000 to Antisense and will return to Antisense, for no consideration, the shares of Antisense owned by us.  We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL1103 drug compound in our possession. The settlement agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement.

Update to Risk Factors

We are currently conducting SONICS, a pivotal Phase 3 clinical trial for COR-003.  If the FDA requires, or the Company decides to conduct, an additional clinical study of COR-003 before submitting an application for regulatory approval for COR-003, we could experience delays and additional costs in the development and commercialization of COR-003.

We have met with the U.S. Food and Drug Administration, or FDA, regarding the development pathway of COR-003. The FDA recommended, but did not require, a control group in the clinical trial design. We concluded that it was not practical to use any approved drug to serve as an active control in our Phase 3 clinical trial of COR-003. We are using an open label, single arm design because in the past the FDA has deemed that the concurrent use of a placebo control as monotherapy is unethical for the treatment of active endogenous Cushing’s syndrome due to the progressive and serious nature of the condition.  In addition, based on our analysis and feedback from experts whom we have consulted, we concluded that it was not practical to use any approved drug to serve as an active control due to the unsuitable mode of action, route of administration and side effect profile of available approved therapies. Studies lacking an active control group are more likely to be subject to unanticipated variability in study results that can potentially lead to flawed conclusions because they do not allow for discrimination of patient outcomes. As a result, even if we achieve the clinical trial’s end points, the FDA or other regulatory authorities could view our study results as potentially biased and may ultimately require that we conduct a randomized, controlled clinical trial of COR-003 in order to obtain approval for commercialization. Unfavorable data from our clinical trials may restrict the potential development and commercialization of COR-003 or lead to the termination of its development.

In addition, there has been recent disclosure from other companies regarding the initiation of or requirement for controlled studies to evaluate product candidates for the treatment of Cushing’s Disease and acromegaly, which are each regulated in the United States by the Division of Metabolism and Endocrinology Products within the FDA.  In February 2016, Novartis Pharmaceuticals registered, as a second Phase 3 clinical trial, a double-blinded, randomized placebo-controlled study to evaluate the safety and efficacy of LCI699 (osilodrostat), a new chemical entity, in patients with Cushing’s Disease.  In April 2016, Chiasma, Inc. received a Complete Response Letter (CRL) from the FDA related to Chiasma’s product candidate, an oral octreotide formulation, for the maintenance treatment of adult patients with acromegaly.  Chiasma disclosed that the CRL expressed concerns regarding certain aspects of Chiasma’s single-arm, open-label Phase 3 clinical trial and strongly recommended that Chiasma conduct a randomized, double-blind and controlled trial before approval of the product would be considered.  If the FDA or other regulatory authorities should similarly require us to conduct a randomized, controlled clinical trial of COR-003 in order to obtain approval for commercialization, this could significantly increase the costs and lengthen the timeline for development of COR-003, as well as potentially delay or eliminate any potential product revenue.

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

(unaudited)

	March 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$42,307	$51,623
Prepaid expenses and other current assets	797	1,253
Total current assets	43,104	52,876
Property and equipment, net	32	35
In-process research and development	36,551	36,551
Goodwill	7,256	7,256
Other assets	71	612
Total assets	$87,014	$97,330
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,284	$2,792
Accrued liabilities	4,809	2,685
Total current liabilities	6,093	5,477
Deferred tax liabilities	871	926
Total liabilities	6,964	6,403
Commitments and contingencies (Note 5)
Stockholders’ equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at March 31, 2016 and December 31, 2015	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at March 31, 2016 and December 31, 2015 and 21,205,382 shares issued and outstanding at March 31, 2016 and December 31, 2015	212	212
Additional paid-in capital	172,238	170,910
Accumulated deficit	(92,957)	(80,803)
Non-controlling interest	513	564
Total stockholders’ equity	80,050	90,927
Total liabilities and stockholders’ equity	$87,014	$97,330

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended
	March 31
	2016	2015
Operating expenses:
Research and development	$6,794	$2,500
General and administrative	4,129	3,108
Total operating expenses	10,923	5,608
Operating loss	(10,923)	(5,608)
Other income (expense), net:
Foreign exchange loss	(47)	(780)
Other income (expense), net	(1,290)	(41)
Total other income (expense), net	(1,337)	(821)
Loss before income taxes	(12,260)	(6,429)
Income tax benefit	55	55
Net loss	(12,205)	(6,374)
Net loss attributable to non-controlling interest	51	—
Net loss attributable to Strongbridge Biopharma	$(12,154)	$(6,374)
Other comprehensive loss	—	—
Comprehensive loss	$(12,154)	$(6,374)

Net loss attributable to ordinary shareholders:
Basic and diluted	$(12,154)	$(6,374)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.57)	$(0.52)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	21,205,382	12,292,931

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Shareholders’ Equity

(In thousands except share amounts)

(unaudited)

	Strongbridge Biopharma plc Shareholders
					Additional		Non-	Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
Balance—December 31, 2015	21,205,382	$212	40,000	$44	$170,910	$(80,803)	$564	$90,927
Net loss	—	—	—	—	—	(12,154)	(51)	(12,205)
Stock-based compensation	—	—	—	—	1,328	—	—	1,328
Balance—March 31, 2016	21,205,382	$212	40,000	$44	$172,238	$(92,957)	$513	$80,050

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

unaudited

	Three Months Ended
	March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(12,205)	$(6,374)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3	2
Stock-based compensation	1,328	37
Deferred income tax benefit	(55)	(55)
Impairment/loss on investment in Antisense Therapeutics	550	—
Changes in operating assets and liabilities:
Accounts payable	(1,488)	333
Accrued liabilities	2,124	1,520
Other assets	456	1
Prepaid expenses and other current assets	(8)	(12)
Net cash used in operating activities	(9,295)	(4,548)
Cash flows from investing activities:
Purchase of equipment	—	(4)
Net cash used in investing activities	—	(4)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	25,754
Net cash provided by financing activities	—	25,754
Effect of exchange rate changes on cash and cash equivalents	(21)	(919)
Net increase (decrease) in cash and cash equivalents	(9,316)	20,283
Cash and cash equivalents—beginning of period	51,623	15,632
Cash and cash equivalents—end of period	$42,307	$35,915

The accompanying notes are an integral part of these unaudited consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Unaudited Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc (formerly known as Cortendo AB) is a biopharmaceutical company incorporated in Ireland and based in the United States. We are focused on the development, in‑licensing, acquisition and eventual commercialization of multiple complementary products and product candidates within the franchises that target rare diseases. Our primary focus to date has been to build our rare endocrine franchise, which includes product candidates for the treatment of Cushing’s syndrome and acromegaly, two rare diseases with a high unmet need for innovative treatment options. We also intend to identify and in‑license or acquire products or product candidates that will be complementary to our existing rare endocrine franchise or that would form the basis for new rare disease franchises.

On October 15, 2015, a registration statement was declared effective by the U.S. Securities and Exchange Commission and on October 16, 2015 we initiated our initial U.S. public offering (IPO) of 2,500,000 ordinary shares at a price of $10.00 per share.  The aggregate net proceeds received by us from the IPO were $19.5 million.  Our shares began trading on The NASDAQ Global Select Market under the symbol "SBBP".  On October 20, 2015, trading ceased on the Norwegian Over‑The‑Counter Market, or NOTC.

Exchange offer

On May 26, 2015, Strongbridge Biopharma plc (then named Cortendo plc), was incorporated under the laws of Ireland.

On August 7, 2015, Strongbridge Biopharma plc initiated an exchange offer for the outstanding shares of Cortendo AB. The exchange offer was structured as a one‑for‑one exchange offer in which shareholders of Cortendo AB exchanged their common shares, with a par value of $0.15, for beneficial interests in ordinary shares of Strongbridge Biopharma plc, with a par value of $0.01, in the form of Norwegian depositary receipts and, as the case may be, Swedish depositary receipts (except for non‑accredited investors who hold Cortendo AB shares located in the United States, who were offered cash in an amount equivalent to the value of the Strongbridge Biopharma plc shares such investors would otherwise receive for their Cortendo AB shares exchanged).

The exchange offer was settled on September 8, 2015, and Cortendo AB became a subsidiary with 99.582% of its shares being owned by Strongbridge Biopharma plc. Accordingly, Strongbridge Biopharma plc is a continuation of Cortendo AB, the predecessor, and the consolidated financial statements represent the assets, liabilities and results of operations of Cortendo AB, for all periods presented.

On September 8, 2015, Strongbridge Biopharma plc effected a 1‑for‑11 reverse stock split of its ordinary shares. Accordingly, the consolidated financial statements and notes reflect the capital structure of Strongbridge Biopharma plc after giving effect to the exchange offer and the reverse stock split for all periods presented.  With affect from September 8, 2015, the 0.418% of Cortendo AB not owned by Strongbridge Biopharma plc, is accounted for as a non‑controlling interest.

Liquidity

We believe that our cash resources of $42.3 million at March 31, 2016 will be sufficient to allow us to fund planned operations into the fourth quarter of 2017, which is after the expected receipt of data from the COR-003 SONICS trial.  As we continue to incur losses, our transition to profitability is dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. Our management intends to fund future operations through additional equity offerings, and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

2. Summary of significant accounting policies and basis of presentation

Basis of presentation

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The unaudited financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented.

The preparation of the consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the consolidated financial statements.  Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with the accounting policies and notes to the audited consolidated financial statements included in Strongbridge Biopharma’s 2015 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2016.  Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

Foreign currency translation

The consolidated financial statements are reported in United States dollars, which is the functional currency of our Company, including each of our consolidated subsidiaries. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign exchange loss in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. We must apply significant judgment in this process. Actual results could materially differ from those estimates.

Net loss per share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. For all periods presented, the outstanding shares of outstanding stock options and unvested restricted stock units have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same.

The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding as of March 31, 2016 and 2015 as they would be anti-dilutive:

	Three Months Ended
	March 31,
	2016	2015
Stock options issued and outstanding	3,279,030	1,236,458
Unvested restricted stock units	187,000	—

Recently adopted accounting pronouncements

During the quarter ended September 30, 2014, the FASB issued ASU No. 2014‑15, Presentation of Financial Statements—Going Concern (ASU No. 2014‑15). The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for annual reporting periods beginning in 2016 and interim reporting periods starting in the first quarter of 2017. Early adoption is permitted, but we have not elected to do so. We do not expect the adoption of ASU 2014‑15 to have an impact on our financial position or results of operations.

In September 2015, the FASB issued ASU 2015-15, Business Combinations—Simplifying the Accounting Measurement-Period Adjustments that eliminates the requirement to restate prior period financial statements for measurement period adjustments for business combinations. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The guidance is effective for fiscal years beginning on or after December 15, 2015, and interim periods within those years and should be applied prospectively to measurement period adjustments that occur after the effective date. We will prospectively apply the guidance to applicable transactions.

In November 2015, the FASB issued ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes that amends the balance sheet classification of deferred taxes. The new guidance requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance is effective for fiscal years beginning on or after December 15, 2016, and interim periods within those years. We are currently evaluating the impact that the new guidance will have on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that discusses how an entity should account for lease assets and lease liabilities. The guidance specifies that an entity who is a lessee under lease agreements should recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. Accounting for leases by lessors is largely unchanged under the new guidance. The guidance is effective for the Company beginning in the first quarter of fiscal year 2019. Early adoption is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is evaluating the impact of adopting this guidance on our consolidated financial statements.

3. Fair value measurement

The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The guidance requires fair value measurements to maximize the use of “observable inputs.” The three-level hierarchy of inputs to measure fair value are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity)

The following table sets forth the fair value of our financial assets by level within the fair value hierarchy. The noncurrent asset comprised of our investment in ATL common stock at December 31, 2015 is classified as Level II as we discounted the active market quoted price of the security to reflect our contractual restriction on selling the investment.  As of March 31, 2016, as part of the settlement with Antisense the investment in ATL common stock was returned to Antisense and written off.

Our financial assets are as follows (in thousands):

	As of December 31, 2015
	Level I	Level II	Level III	Total
Financial assets:
Cash equivalents	$45,296	$—	$—	$45,296
Noncurrent asset	—	550	—	550
Total financial assets	$45,296	$550	$—	$45,846

	As of March 31, 2016
	Level I	Level II	Level III	Total
Financial assets:
Cash equivalents	$40,327	$—	$—	$40,327
Noncurrent asset	—	—	—	—
Total financial assets	$40,327	$—	$—	$40,327

4. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	March 31,	December 31,
	2016	2015
Consulting and professional fees	$3,361	$1,288
Employee compensation	518	1,172
Accrual for termination of license agreement with Antisense Therapeutics	767	—
Other	163	225
Total accrued liabilities	$4,809	$2,685

5. Commitments and contingencies

(a)  Lease Obligations

In March 2015, the Company entered into a 52‑month building sublease agreement for 14,743 square feet of office space in Trevose, Pennsylvania. The lease has annual rent escalations and is recognized on a straight‑line basis over the term of the lease.

As of March 31, 2016, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2016	$219
2017	311
2018	319
2019	184
Total minimum lease payments	$1,033

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was $76,000 and $30,000 for the three months ended March 31, 2016 and 2015, respectively.

(b)  License Agreements

Cornell Center for Technology Enterprise and Commercialization

In 2011, a license agreement was executed between our subsidiary, BioPancreate, and the Cornell Center for Technology Enterprise and Commercialization (CCTEC). Under the terms of the license agreement, BioPancreate obtained certain rights from the CCTEC for commercial development, use and sale of products that use the technology associated with the license. We are obligated to make milestone payments upon the achievement of certain regulatory and clinical milestones up to $2.6 million in the aggregate. For years in which licensed products are sold, we are required to pay a royalty based on a low single‑digit percentage of net sales. The minimum annual royalty in such years is $100,000. In the event the product is sublicensed, up to $3.5 million of certain fees we receive that are not earned royalties or reimbursements for direct costs are due to CCTEC upon achievement of certain regulatory and clinical milestones.  As of March 31, 2016, the Company has not achieved any of the milestones under the agreement.

Antisense Therapeutics

In May 2015, we entered into an exclusive license agreement, or the Antisense License Agreement, with Antisense Therapeutics that provided us with development and commercialization rights to Antisense Therapeutics’ product candidate, ATL1103, for endocrinology applications (specifically excluding the treatment of any form of cancer and the treatment of any complications of diabetes).  We refer to this product candidate as COR‑004. Under the terms of the Antisense License Agreement, we paid Antisense Therapeutics an initial upfront license fee of $3.0 million in cash which was recorded as research and development expenses. We also invested $2.0 million in Antisense Therapeutics equity which was initially recorded as a non-current other asset for $1.1 million with the difference constituting the cost of the license which was recorded as research and development expense. The terms of the Antisense License Agreement provided that we could terminate the Antisense License Agreement upon 90 days’ prior written notice to Antisense Therapeutics if we believed the further development and commercialization of COR‑004 was no longer feasible due to a material change that was beyond our control.

On March 7, 2016, we provided a notice to Antisense Therapeutics of our intent to terminate the Antisense License Agreement effective June 7, 2016 because we believe the further development and commercialization of

COR‑004 is no longer feasible due to material changes that were beyond our control.  On April 28, 2016, we reached a settlement with Antisense pursuant to which we made a one-time payment of  approximately $0.8 million and will return to Antisense, for no consideration, the shares of Antisense owned by us.  We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL 1103 drug compound in our possession.  The settlement agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement.

(c) Other Commitments

In 2012, we entered into consulting agreements with two individuals to serve as Chief Executive Officer and Chief Operating Officer, respectively. In connection with those agreements, each individual is entitled to a payment in the event of the sale or license by us prior to December 31, 2016 of BioPancreate or major assets derived from the BioPancreate technology. The payment amounts are based on a percentage of the acquisition price or up‑front license fee, as applicable. The maximum amount payable per individual in the event of a sale or license is $1.25 million or $2.5 million in total. Each individual is entitled to such payments even though each is no longer serving in their respective officer roles.

6. Stock‑based compensation

Our board of directors has adopted, and our shareholders have approved, the 2015 Equity Compensation Plan (the 2015 Plan). The 2015 Plan provides for the grant of incentive stock options to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards, and restricted stock units to our employees, directors and consultants and our parent or subsidiary corporations’ employees and consultants. The 2015 Plan is effective as of September 3, 2015.  As of March 31, 2016, shares of 910,888 are available for issuance pursuant to the 2015 Plan.

Our board of directors has adopted and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the Non‑Employee Director Plan). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.  As of March 31, 2016, shares of 324,117 are available for issuance pursuant to the Non‑Employee Director Plan.

A summary of the outstanding stock options as of March 31, 2016 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2016	2,591,520	$13.59	5.97	$1,844
Granted	731,600	$4.00
Forfeited and cancelled	(44,090)	$18.80
Exercised	—
Outstanding—March 31, 2016	3,279,030	$11.38	6.83	$1,091
Vested and exercisable—March 31, 2016	874,270	$8.24	2.96	$659
Vested and expected to vest—March 31, 2016	3,279,030	$11.38	6.83	$1,091

Included in the stock options outstanding at March 31, 2016, are unvested stock options to purchase 143,302 shares at a weighted average exercise $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $31.46 or $37.62 for the respective grantee. In addition, the options outstanding include 106,738 shares that vest upon a market appreciation event so long as it occurs prior to May 26, 2019 of which all were unvested as of March 31, 2016 and 106,738 shares that will vest upon the one year anniversary of the market appreciation event of which all were unvested as of March 31, 2016. The market appreciation event is defined as the last trading day in the period in which the closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and directors for stock options and RSUs in the accompanying unaudited consolidated statements of operations as follows (in thousands):

	Three Months Ended
	March 31,
	2016	2015
Research and development	$283	$(9)
General and administrative	1,045	46
Total stock-based compensation	$1,328	$37

Included in these amounts was stock compensation credit attributed to liability‑classified awards of ($127,000) for the three months ended March 31, 2015.  As of October 22, 2015, these awards no longer required classification as liability awards and were classified to equity at fair value on that date.

As of March 31, 2016, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, is $9.4 million, which we expect to recognize over an estimated weighted‑average period of 3.1 years.

In determining the estimated fair value of the stock‑based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of stock option awards which were granted during the respective quarters, was estimated with the following assumptions:

	Three Months Ended
	March 31,
	2016	2015
Expected term (in years)	6.07	3.32
Risk-free interest rate	1.4% - 1.6%	0.0% - 0.1%
Expected volatility	78.1% - 78.6%	70.9% - 76.7%
Dividend rate	—%	—%

Restricted Stock Units

On February 26, 2016, our board of directors approved grants of restricted stock units, or RSUs, to employees.  These RSUs vest, with respect to 100% of the grants, on February 26, 2018, provided that the executive is employed by the Company on such vesting date. All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, the Company will issue one ordinary share of the Company for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations. The RSUs will cease to be outstanding upon such issuance of shares.  We recorded expense of $34,000 for the three months ended March 31, 2016 which is included in the table above.  As of March 31, 2016, the total unrecognized compensation expense related to unvested RSUs is $0.7 million.

A summary of the unvested RSUs as of March 31, 2016 is as follows:

Number of
Shares
Unvested—January 1, 2016	—
Granted	191,500
Forfeited	(4,500)
Vested	—
Unvested—March 31, 2016	187,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2016 and the related notes thereto included elsewhere in this Current Report on 6-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Current Report on 6-K.

Overview

We are a biopharmaceutical company focused on the development, in‑licensing, acquisition and eventual commercialization of multiple complementary products and product candidates within franchises that target rare diseases. Our primary focus has been to build our rare endocrine franchise, which includes product candidates for the treatment of endogenous Cushing’s syndrome and acromegaly, two rare diseases with a high unmet need for innovative treatment options. Given the well‑identified and concentrated prescriber base addressing our target markets, we believe we can use a small, focused sales force to effectively market our products, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant clinical development and commercial experience of key members of our management team. We also intend to identify and in‑license or acquire products or product candidates that would be complementary to our existing rare endocrine franchise or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings. We incurred a net loss attributable to Strongbridge Biopharma of $12.2 million and $6.4 million for the three months ended March 31, 2016 and 2015, respectively. At March 31, 2016, our accumulated deficit was $93.0 million.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Revenues

We have not generated any revenue during the periods presented. Our ability to generate product revenue and become profitable depends upon our ability to obtain regulatory approval for and to successfully commercialize our product candidates.

Research and Development Expenses

Our research and development expenses consist primarily of costs incurred in connection with the development of our product candidates, including:

•	personnel‑related costs, such as salaries, bonuses, benefits, travel and other related expenses, including stock‑based compensation;
•

expenses incurred under our agreements with CROs, clinical sites, contract laboratories, medical institutions and consultants that plan and conduct our preclinical studies and clinical trials, including, in the case of consultants, stock‑based compensation;

•	costs associated with regulatory filings;
•	upfront and milestone payments under in‑license agreements with third parties;
•	costs of acquiring preclinical study and clinical trial materials, and costs associated with formulation and process development; and
•	depreciation, maintenance and other facility‑related expenses.

We expense all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current research and development expenses as we progress our product candidates into and through clinical trials. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, using information and data provided to us by our external research and development vendors and clinical sites.

We incurred research and development expenses of $6.8 million and $2.5 million for the three months ended March 31, 2016 and 2015, respectively.

We expect our research and development expenses to increase in absolute dollars in the future as we continue to in‑license or acquire product candidates and as we advance our existing and any future product candidates into and through clinical trials and pursue regulatory approval of our product candidates. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel‑related research and development costs, including stock‑based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

General and Administrative Expenses

General and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and stock‑based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, and other consulting services. We expect to incur additional general and administrative costs as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and those of The NASDAQ Global Select Market on which our securities are traded, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Other income (expense), net, consists of interest income generated from our cash and cash equivalents, gains from the revaluation of foreign currency forward contracts, foreign exchange gains and losses and gains and losses on investments.

Our consolidated financial statements are reported in U.S. dollars, which is also our functional currency. Transactions in foreign currencies are remeasured into our functional currency at the rate of exchange prevailing at the date of the transaction. Any monetary assets and liabilities arising from these transactions are remeasured into our functional currency at exchange rates prevailing at the balance sheet date or on settlement. Resulting gains and losses are recorded in foreign currency gain (loss) in other income (expense) in our consolidated statements of operations.

Historically, our cash and cash equivalents have been held primarily in foreign currencies. However, most of our expenses have been U.S. dollar denominated. To reduce our currency exposure, we used a hedging program from the fourth quarter of 2013 through the second quarter of 2015. The foreign currency forward contracts used in our hedging program were not entered into for speculative purposes and, although we believe they served as effective economic hedges, we did not seek to qualify for hedging accounting. In 2014, our operations continued to shift to the United States, but a large portion of our cash and cash equivalents were still held in foreign currencies. In the first half of 2015, all of our forward contracts expired.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis operating and financial review of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes to our critical accounting policies from those described in the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 24, 2016.

Results of Operations

Comparison of the Three Months Ended March 31, 2016 and 2015

The following table sets forth our results of operations for the three months ended March 31, 2016 and 2015.

	Three Months Ended
	March 31,		Change
	2016	2015	$
	(in thousands)
Operating expenses:
Research and development	$6,794	$2,500	$4,294
General and administrative	4,129	3,108	1,021
Total operating expenses	10,923	5,608	5,315
Operating loss	(10,923)	(5,608)	(5,315)
Other income (expense), net	(1,337)	(821)	(516)
Loss before income taxes	(12,260)	(6,429)	(5,831)
Income tax benefit	55	55	—
Net loss	(12,205)	(6,374)	(5,831)
Net loss attributable to non‑controlling interest	51	—	51
Net loss attributable to Strongbridge	$(12,154)	$(6,374)	$(5,780)

Research and Development Expenses

The following table summarizes our research and development expenses during the three months ended March 31, 2016 and 2015:

	Three Months Ended
	March 31,		Change
	2016	2015	$
	(in thousands)
Clinical development and supporting activities	$5,302	$2,170	$3,132
Compensation and other personnel costs	1,061	244	817
Preclinical development	148	95	53
Stock-based compensation expense	283	(9)	292
Total research and development expenses	$6,794	$2,500	$4,294

Research and development expenses were $6.8 million for the three months ended March 31, 2016, an increase of $4.3 million compared to the three months ended March 31, 2015. The $3.1 million increase in clinical development was primarily attributed to a $0.9 million increase due to the ongoing clinical trials for COR‑003, and a $2.2 million increase due to expenses associated with development activities for COR-004 and COR‑005. Compensation and related costs increased by $0.8 million, and non-cash stock-based compensation increased $0.3 million, for the three months ended March 31, 2016 as compared to the same period in 2015 due to increased headcount of research and development personnel.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the three months ended March 31, 2016 and 2015:

	Three Months Ended
	March 31,		Change
	2016	2015	$
	(in thousands)
Outside professional services	$1,676	$2,037	$(361)
IPO preparation costs	—	437	(437)
Corporate development and licensing transaction costs	—	15	(15)
Compensation and other personnel costs	1,321	540	781
Stock-based compensation expense	1,045	46	999
Facility costs	87	33	54
Total general and administrative expenses	$4,129	$3,108	$1,021

General and administrative expenses were $4.1 million for the three months ended March 31, 2016, an increase of $1.0 million compared to the three months ended March 31, 2015. The $0.4 million decrease in outside professional and consulting services was primarily due to decreased legal fees in support of general corporate matters, employee recruiting fees and consulting fees for general business efforts. General and administrative expenses for the three months ended March 31, 2015 also included $0.4 million of legal and accounting fees related to the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering, which was completed in October 2015.  Compensation and related personnel costs increased by $0.8 million, and non-cash stock-based compensation by $1.0 million, during the three months ended March 31, 2016 due to increased headcount of administrative personnel.

Other Income (Expense), Net

The following table summarizes our other income (expense), net, during the three months ended March 31, 2016 and 2015:

	Three Months Ended
	March 31,		Change
	2016	2015	$
	(in thousands)
Foreign exchange loss	$(47)	$(780)	$733
Loss on termination of license agreement with Antisense Therapeutics	(1,051)	—	$(1,051)
Other expense, net	(239)	(41)	(198)
Total other expense, net	$(1,337)	$(821)	$(516)

Other income (expense), net, increased by $0.5 million for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015.   The change was primarily related to a settlement accrual of a $1.1 million, which consists of $0.8 million loss provision relating to the termination of the license agreement with Antisense Therapeutics, and, a $0.3 million related to the loss on our investment in Antisense Therapeutics as the shares are being returned as part of the settlement, $0.3 million in asset impairment charges, partially offset by reduced foreign exchange losses.

Income Tax Benefit

We recorded income tax benefit of approximately $0.1 million for both the three months ended March 31, 2016 and 2015, due to the generation of U.S. state and federal net operating loss carry forwards and federal tax credit carry forwards. The income tax benefit for U.S. state and federal net operating loss carry forwards and the federal tax credit carry forwards has been recognized to the extent it is supported by the deferred tax liabilities recorded in connection with the acquisition of BioPancreate.

Net Loss Attributable to Non-Controlling Interest

We recorded a net loss attributable to non-controlling interest of $51,000 for the three months ended March 31, 2016.  The non-controlling interest results from the 0.418% of Cortendo AB shares not acquired by Strongbridge Biopharma plc pursuant to the exchange offer that expired September 3, 2015.

Cash Flows

Comparison for the Three Months Ended March 31, 2016 and 2015

	Three Months Ended
	March 31
	2016	2015

Net cash (used in) provided by:
Operating activities	$(9,295)	$(4,548)
Investing activities	—	(4)
Financing activities	—	25,754
	(9,295)	21,202
Effect of exchange rate changes on cash and cash equivalents	(21)	(919)
Net increase (decrease) in cash and cash equivalents	$(9,316)	$20,283

Operating Activities

Net cash used in operating activities was $9.3 million for the three months ended March 31, 2016, compared to $4.5 million for the three months ended March 31, 2015. The increase in net cash used was primarily due to increased operating expenses due to increased clinical trial activities and other research activities, and additional headcount.

Investing Activities

Net cash used in investing activities for the three months ended March 31, 2015 was the result of the purchase of office equipment and furniture.

Financing Activities

Net cash provided by financing activities was $25.8 million for the three months ended March 31, 2015, and was the result of private placement equity financings.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at March 31, 2016:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)
Operating leases	$292	$633	$108	$—	$1,033
Total contractual obligations	$292	$633	$108	$—	$1,033

The above table also excludes potential payments due to two individuals who previously served as officers of our company pursuant to consulting agreements. In connection with those agreements, each individual is entitled to a payment in the event of the sale or license by us prior to December 31, 2016 of BioPancreate or major assets derived from the BioPancreate technology. The payment amounts are based on a percentage of the acquisition price or up‑front license fee, as applicable. The maximum payment per individual in the event of a sale or license is $1.25 million or $2.5 million in total. Each individual is entitled to such payments even though each is no longer serving in their respective officer roles.

We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are cancelable at any time by us, generally upon 30 days prior written notice. Future payment obligations under these agreements are not included in this table of contractual obligations.

In 2011, a license agreement was executed between our subsidiary, BioPancreate, and the Cornell Center for Technology Enterprise and Commercialization (“CCTEC”). Under the terms of the license agreement, BioPancreate obtained certain rights from the CCTEC for commercial development, use and sale of products that use the technology associated with the license. We are obligated to make milestone payments upon the achievement of certain regulatory and clinical milestones up to $2.6 million in the aggregate. For years in which licensed products are sold, we are required to pay a royalty based on a low single digit percentage of net sales. The minimum annual royalty in such years is $100,000.  In the event the product is sublicensed, up to $3.5 million of certain fees we receive that are not earned royalties or reimbursements for direct costs are due to CCTEC upon achievement of certain regulatory and clinical milestones.  As of March 31, 2016, the Company has not achieved any of the milestones under the agreement.  As the amount and timing of sublicense fees and the achievement and timing of these milestones are not probable and estimable, such commitments have not been included on our consolidated balance sheets or in the contractual obligations table above. See footnote 5 of the unaudited consolidated financial statements for the three months ended March 31, 2016, included elsewhere in this Current Report on Form 6-K for a description of our license agreements.

Off‑Balance Sheet Arrangements

We do not have variable interests in variable interest entities or any off‑balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

At March 31, 2016, we had cash and cash equivalents of $42.3 million, which consisted primarily of bank deposits in the United States, Sweden and Norway. Total cash deposits in Sweden and Norway were $0.6 million as of March 31, 2016 and are subject to local banking laws and may bear higher or lower risk than cash deposited in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

EXHIBITS

EXHIBIT INDEX

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

*   Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Current Report on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: May 17, 2016